 Exhibit (a)(2)

April 7, 2015
Dear Shareholder:
On February 25, 2015, Emulex entered into a merger agreement with Avago Technologies Wireless (U.S.A.) Manufacturing Inc. pursuant to which Avago has, upon the terms and subject to the conditions set forth in the merger agreement, agreed to acquire Emulex for $8.00 per share in cash. In accordance with the merger agreement, Avago today commenced a tender offer to acquire all Emulex common shares for $8.00 per share, payable in cash promptly following completion of the tender offer.
The merger agreement provides, among other things, that, if the tender offer is completed, Emulex will promptly merge with a subsidiary of Avago and Emulex common shares not purchased in the tender offer will be converted into the right to receive the same cash consideration as paid in the tender offer (excluding shares held by shareholders who properly elect to exercise their appraisal rights under Delaware law). The tender offer is scheduled to expire at 12:00 midnight, New York City time, on May 5, 2015, unless extended.
Emulex’s Board of Directors has unanimously determined that the tender offer and the merger are fair to and in the best interests of Emulex shareholders and recommends that you tender your shares in the tender offer.
Accompanying this letter are copies of:
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Avago’s offer to purchase, which sets forth the terms and conditions of the tender offer;

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Emulex’s solicitation/recommendation statement, which sets forth information relating to the tender offer, including the background of the offer, reasons for the Board’s decision and recommendation that shareholders tender their shares and other important information; and

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A form of letter of transmittal and other materials containing instructions on how to tender your shares in the tender offer.

Please read the enclosed materials carefully before deciding whether to tender your shares in the tender offer.
On behalf of the entire Board of Directors, thank you for your attention to this important matter.
Very truly yours,

Bruce C. Edwards
Chairman of the Board